MATERIALS RELATED TO EPISODE NO. 2 OF THE PODCAST

STREAMLINE 66 PODCAST

0:15 / 12:54

Stacy Nieuwoudt, Former Energy and Industrials Analyst at Citadel

Streamline 66
23 subscribers

Analytics   Edit video

Like   Share   Promote   Download   ...

All   From Streamline 66   Related   For you

1 view Apr 15, 2025 Streamline 66 Podcast
Today's episode features Nominee Stacy Nieuwoudt, a former energy and industrials analyst at Citadel, discussing the value of bringing an investor mindset and her deep industry expertise to the boardroom.

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com..

Streamline 66 Homepage:
https://streamline66.com/

Streamline 66 Podcast:
https://streamline66.com/podcast/

Learn More About Our Nominees Here:
https://streamline66.com/nominees/

Explore the podcast

Streamline 66 Podcast
Streamline 66

STREAMLINE 66 PODCAST

3 episodes

Podcasts

Transcript

Follow along using the transcript.

Show transcript

Streamline 66
23 subscribers

Videos   About

Show less

YouTube

Search

Create

STREAMLINE 66
PODCAST
0:12 / 16:06

Brian Coffman, former CEO of Motiva

Streamline 66
23 subscribers

Analytics | Edit video | Like | Share | Promote | Download

496 views Apr 8, 2025 Streamline 66 Podcast

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com..

Streamline 66 Homepage:
https://streamline66.com/

Streamline 66 Podcast:
https://streamline66.com/podcast/

Learn More About Our Nominees Here:
https://streamline66.com/nominees/

Explore the podcast

STREAMLINE 66
PODCAST
3 episodes

Streamline 66 Podcast
Streamline 66

Podcasts

Transcript

Follow along using the transcript.

Show transcript

Streamline 66
23 subscribers

Videos | About

Show less

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66





Elliott is pleased to have the support and assistance of Phillips 66 shareholder and accomplished energy industry veteran Gregory Goff for our effort to boost shareholder value at Phillips 66.

[View Statement →]

ELLIOTT'S STREAMLINE 66 PODCAST

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

[View Podcast →]



S1: E3

STACY NIEUWOUDT, FORMER ENERGY AND INDUSTRIALS ANALYST AT CITADEL

STREAMLINE **66**   GOLD PROXY CARD

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →



ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.































Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**

Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**

Michael A. Heim

One of the founders and former President and COO of **Targa Resources**

Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS

Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025

Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





NOMINEES



STACY D. NIEUWOUDT

Former Energy and Industrials Analyst at Citadel

Stacy Nieuwoudt has been a private investor since 2019. Previously, she served as Senior Energy and Industrials Analyst at Aptigon Capital and Energy Equities Analyst at Surveyor Capital, both of which are Citadel companies. She also previously held roles at Crosslink Capital Management, Tudor, Pickering, Holt & Co, EnCap Investments, and Simmons & Company International. Nieuwoudt currently serves as a director of enCore Energy, a uranium producer and clean energy company, and ProFrac Holding Corp., a leading energy services company specializing in hydraulic fracturing solutions. She previously served on the board of Independence Contract Drilling. Nieuwoudt's extensive experience evaluating plans to maximize shareholder value and investing across the energy sector, as well as her public company board experience, would make her a valuable addition to the Phillips Board.

Streamline 66 Podcast | Stacy Nieuwoudt, Former Energy and Industrials Analyst at Citadel

Return to Nominees →



©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.















STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

PODCAST

STREAMLINE 66 PODCAST

S1: E1

WELCOME TO THE STREAMLINE 66 PODCAST

S1: E2

BRIAN COFFMAN, FORMER CEO OF MOTIVA

S1: E3

STACY NIEUWOUDT, FORMER ENERGY AND INDUSTRIALS ANALYST AT CITADEL

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357

T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

















BRIAN COFFMAN, FORMER CEO OF MOTIVA

STREAMLINE 66 PODCAST

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates. Nominee Brian Coffman, former CEO of Motiva, discusses refining based on his over 40-years of industry expertise.

Back To Podcast →

Streamline 66 Podcast | EP1
Brian Coffman, former CEO of Motiva
00:00 16:06
PRIVACY SHARE SUBSCRIBE
1X

Brian Coffman, former CEO o...
Watch on YouTube

EPISODE TRANSCRIPT

(00:01)

Bri Scholtz: Welcome to the Streamline 66 Podcast where we bring you the latest in Elliott Investment Management's effort to unlock value at Phillips 66. Joining me today is Brian Coffman, who brings over four decades of refining expertise. He was CEO of Motiva and held leadership roles at Tesoro, Phillips 66 and ConocoPhillips. Brian, thank you for joining me today.

(00:23)

Brian Coffman: Thank you, it's a pleasure to be with you, Bri.

(00:26)

Bri Scholtz: I'd like to get started on your background and upbringing. Can you take us through that?

(00:30)

Brian Coffman: Yeah, I was born and raised in Southern California. Spent my entire life there through high school anyway. I was raised by a dad who was a pipefitter and my mom worked for the school district as a cafeteria supervisor. What was instilled in me, and I remember very vividly is the values of hard work and independence, and to this day I still value those tremendously in my life. I met my wife, actually, when I was in high school and we married shortly after she graduated. So we've been married for 47 years. We have four children and a bunch of grandchildren. They're scattered throughout the U.S., so we enjoy visiting children and grandchildren when we get the time to do that.

STREAMLINE 66

Home Nominees Podcast Materials About Elliott Contact How To Vote

STACY NIEUWOUDT, FORMER ENERGY AND INDUSTRIALS ANALYST AT CITADEL

STREAMLINE 66 PODCAST

Today's episode features Nominee Stacy Nieuwoudt, a former energy and industrials analyst at Citadel, discusses the value of bringing an investor mindset and her deep industry expertise to the boardroom.

Back To Podcast →

Streamline 66 Podcast | EP2
Stacy Nieuwoudt, Former Energy and Indu...
00:00 12:54
PRIVACY SHARE SUBSCRIBE
1X


Stacy Nieuwoudt, Former En...
Watch on YouTube

EPISODE TRANSCRIPT

(00:02)

Bri Scholtz: Welcome to Streamline 66, the podcast where we bring you the latest in Elliott Investment Management's effort to unlock value at Phillips 66. Joining me today is Stacy Nieuwoudt, who brings a long career in energy, most recently as an energy and industrials analyst at Citadel, the global investment firm. Stacy, welcome to the podcast. We're really happy to have you here.

(00:23)

Stacy Nieuwoudt: Thanks for having me, Bri. It's a pleasure.

(00:25)

Bri Scholtz: So you have a really interesting story. Could you bring us through your background and your upbringing?

(00:30)

Stacy Nieuwoudt: Absolutely. I think I have a pretty unusual background for somebody who spends their career on Wall Street. I actually grew up in a very small town in Kentucky. I'm a coal miner's daughter. As a child, I excelled in math and had the opportunity to attend summer programs for accelerated math learners.

When I got back to Kentucky and was about to start high school, I needed to take Calculus I as a freshman. The local high school didn't offer it. So I went to the community college and they were like, you're 14. We don't accept you.

So I was actually able to pivot, and I went to the local library and did some research on secondary schools and boarding schools that were for more accelerated learners. I sent letters because back then we didn't have email or the internet. And one of the schools actually called me in the afternoon and said, we're really interested in having you come up and apply. It was at that point I thought I should probably tell my parents that I had plotted my escape from Kentucky.

And so the director of admissions was wonderful and called my parents' house after midnight when my dad, who was a coal miner, was getting off shift work. And so a few days later, my family flew up to Connecticut. That was the first time any of us were on the plane. So that was quite the adventure. And the rest is history. I won a scholarship, started the school a few weeks later. After that, I attended Rice University, which was a great school in Houston and part of the energy complex of the world, if you will. And so that began my career in energy investment banking.

(02:04)

Bri Scholtz: What drew you to energy specifically? Was that a personal drive? What was your interest in that industry?

(02:11)

Stacy Nieuwoudt: Well, I think it is deeply personal, right? I witnessed firsthand growing up in a coal mining town just how hard extraction of that resource was, how hard workers worked, how impactful the volatility of the commodity was on the business. And unfortunately, the safety toll for many families.

(02:31)

Bri Scholtz: Your career spanned investment banking, private equity, public markets investing. How did those different roles teach you to become a great investor?

(02:42)

Stacy Nieuwoudt: Well, I think that I approach energy investing in a very holistic way because of the background, because I've seen it from a private equity and private company space, building companies, to investing in very large multi-industry, multi-cap conglomerates. And so with that lens, I found that investing is very simple, right? Superior cash generation generates superior returns for all stakeholders.

And so looking at it through that lens, being able to allocate capital to those companies in a deeply cyclical industry that can actually generate excess cash above their cost of capital through the cycle always wins.

(03:24)

Bri Scholtz: And at Citadel, what was your approach to investing?

(03:27)

Stacy Nieuwoudt: Well, I think throughout my career, I've really focused on advancing secular trends in the industry. I focus on very deep dive fundamental research. And with that, those trends often take years to play out to really capitalize on the companies that are going to generate cash through the cycles. So I focus on multi-year strategies where some of my peers would focus more on the quarterly and data point trading.

(03:56)

Bri Scholtz: And as a public markets investor, you know what to look for in an energy company investment. What are those things and how would you say Phillips 66 measures up?

(04:06)

Stacy Nieuwoudt: I think with all deeply cyclical businesses, companies that generate cash and excess returns through a cycle are the ones that are always the winners. I think energy investors are really focused on pure play companies that are focused on core businesses that are efficient, well run and superior capital allocation. Right? Investing and growing empires rarely is awarded in the energy space.

(04:32)

Bri Scholtz: When Elliott came to talk to you about this opportunity, you took it back, you did your own work. Can you talk about that process?

(04:39)

Stacy Nieuwoudt: Absolutely. As the old adage goes, trust but verify. As I was approached by Elliott, I thought it was really important to dig in and learn the story myself. I, you know, dusted off my old analyst hat. I dug into the financials. I dug into the corporate strategy and the corporate structure. I listened to all of the management public comments over the last five years. After that, I then took the time to benchmark their financials and operational excellence against their competitors.

(05:09)

Bri Scholtz: And what did you find in this analysis?

(05:12)

Stacy Nieuwoudt: I think the answer is very clear. Unfortunately, Phillips 66 has operationally been underperforming its peers. And to me, that greatly stems from the fact that it is a conglomerate structure. And so you have three businesses with very different abilities to handle different balance sheet flexibility under the same roof. And that makes for complicated and inefficient management.

(05:39)

Bri Scholtz: What has been your experience covering industrials and energy looking at these conglomerate structures?

(05:44)

Stacy Nieuwoudt: Well, I think history shows us that breaking up large energy companies is not only possible, but it also unlocks significant value. We've seen this time and time again in energy, whether it be when ConocoPhillips spun off Phillips 66, when Marathon split its refining and pipeline business, when Dover spun off Apergy, which was later sold to Schlumberger.

The most complicated conglomerate in the world, which I would argue is GE, recently separated into three separate businesses as well for more efficient operations. I think what you see any time you mention a conglomerate splitting, management's often hesitance. It's too complicated, it's too complex, it doesn't make sense for us. But I think in reality, after the work is done by the management and board team, the opportunity is just too great to not break up.

(06:33)

Bri Scholtz: You mentioned this pushback to evaluating this transaction or breaking up the conglomerate structure. Why do you think that management is not listening to shareholders and their requests to review the conglomerate structure here?

(06:47)

Stacy Nieuwoudt: I wish I had an obvious answer for you. I think it's the fiduciary duty of every board and every management to consider portfolio optimization constantly, right? Companies are ever-evolving organisms and to not make sure that you have an optimized portfolio strategy is just inefficient.

(07:08)

Bri Scholtz: And I'd like to hear your thoughts on a partial listing of Phillips 66 midstream assets.

(07:13)

Stacy Nieuwoudt: I think partial listings always fail. I think we've seen this time and time again. I mean, we can obviously list Phillips 66 and the PSXP as a perfect example here. But there are many others in Midstream, E&P, and even an offshore driller tried it. I think the problem here is that a partial listing doesn't actually solve for the problem. And that is investors want a pure play mechanism to really value the assets on a standalone basis. And if in a minority interest or a small partial IPO is contemplated, you're actually making the organization less efficient. It costs a lot of money to be a public company. And so standing up a small company that's not going to have the valuation uplift because it has limited float just creates a lot more headaches and doesn't accomplish the goals.

(08:01)

Bri Scholtz: What would you see as the key benefits to a separation?

(08:04)

Stacy Nieuwoudt: Well, for me, it's very obvious. Investors are confused with Phillips 66. There's no natural shareholder base. Refining investors want to own refining assets. Midstream want own midstream, and chemicals want to own chemicals. I think it's further complicated because refining and midstream businesses inherently support different balance sheets. And so to me, you're never going to see the real full value unlocked at this company in these assets that trade at very different multiples unless they're fully separated.

(08:36)

Bri Scholtz: What do you think explains investor support for a midstream separation?

(08:40)

Stacy Nieuwoudt: Well, I'm sure investors are doing the same work that I did when Elliott approached me. It's just math. At the end of the day, midstream and refining assets trade at very different multiples with very different balance sheets. And so other investors are doing the same basic work and want to unlock that value. And this value will make Phillips 66 a much more efficient, more competitive and higher valued stock.

(09:08)

Bri Scholtz: And what have you heard from some of your peers about a midstream separation or about Phillips 66 during this campaign?

(09:15)

Stacy Nieuwoudt: Well, I think investors have been overwhelmingly supportive of this campaign. It's just such an obvious answer to solve here with the separation. I would highlight that a few investors really to me after a recent energy conference, and actually the analyst at the sell side shop did write about it, that management suggested that they believe that Phillips 66 is actually fully valued on sum-of-the-parts. I've been covering the space for over 20 years, I've attended thousands of meetings with management teams. I've never had a management team suggest to me that their stock was fully valued. That just inherently highlights the disconnect between the investor mindset and the management. When investors see there's such an obvious opportunity to unlock value and management saying, "Oh, we're fully valued."

(10:06)

Bri Scholtz: So after your career as an investor, you've taken on several board roles. Can you walk us through those boards and your responsibilities on those boards?

(10:14)

Stacy Nieuwoudt: Absolutely. I currently serve on two public company energy-related boards. Over the last four years during my board service, I have been the audit chair. I have been a compensation committee chairman. I've been a nominating governance chair. I have also served on special committees, including a strategic review. I have also engaged with public and private company transactions. I've taken a company public. I've restructured multiple company balance sheets. I guess you could say I've been very busy.

(10:44)

Bri Scholtz: Very busy. And as an investor, what do you bring to your board work?

(10:48)

Stacy Nieuwoudt: Well, as an investor, I often wondered why boards didn't seem to have an investor mindset in the room. And I would also often question corporate governance. Sometimes, managements and boards were just a little too cozy to have an independent view. And being able to bring my depth of knowledge and energy and industrials to understand how valuations work, what capital markets reward and allocation of strategy into a room and also just be able to work with very strong directors that have very diverse backgrounds, whether operationally or financial, and know that we're all working together for the best outcome for all stakeholders to maximize returns. I find it very rewarding. It's also very rewarding to create jobs. It's very rewarding to help change corporate strategies. Because sometimes not all strategies work, but being able to make sure that you're pivoting at appropriate space, I think is fundamental.

(11:45)

Bri Scholtz: And what excites you most about the opportunity to join the board of Phillips 66?

(11:51)

Stacy Nieuwoudt: Phillips 66 is a wonderful company with fantastic assets. And if we can change the corporate structure and unlock value, then I think that actually frees up every operation as a pure play to be more efficient, to be more competitive, and to be better positioned for the future. I'm really excited to be able to have that opportunity to help drive that transformation. And I think with my investor mindset in the room, to help understand valuation, to help understand capital markets, and more importantly, to align corporate strategy with investor mindset and exceed investor expectations, I think will be a fantastic opportunity for all stakeholders.

(12:33)

Bri Scholtz: Stacy, thank you so much for joining our podcast today and your willingness to serve on the board of Phillips 66.

(12:39)

Stacy Nieuwoudt: Thanks, Bri, it's been a pleasure to be here.



Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



PRESS RELEASES



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025



Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025















SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.